Exhibit 99.1

For Release

UNITIL REPORTS YEAR-END EARNINGS

HAMPTON, N.H., JANUARY 30, 2013 – Unitil Corporation (NYSE: UTL) (www.unitil.com) today reported Earnings Applicable to Common Shareholders (Earnings) of $18.1 million for the year ended December 31, 2012, an increase of $1.8 million, or 11%, over the $16.3 million the Company earned in 2011. Earnings per common share (EPS) were $1.43 for 2012 compared to $1.50 per share in 2011. The 2012 EPS reflects the higher number of average shares outstanding year over year.

The results for 2012 were positively affected by higher natural gas and electric sales margins due to higher distribution rates and new customer growth. Margins were negatively affected in 2012 by the effect on sales of fluctuations in seasonal weather conditions year over year. The Company estimates that the mild weather in 2012 negatively impacted earnings by about $1.7 million, or $0.14 per share. On May 16, 2012, the Company sold 2,760,000 shares of its common stock at a price of $25.25 per share in a registered public offering. The Company used the net proceeds of approximately $65.7 million from this offering to make equity capital contributions to its regulated utility subsidiaries, repay short-term debt and for general corporate purposes.

“In 2012, the Company recorded the highest net income in its history”, said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “The combination of continued customer growth in both our natural gas and electric utility businesses and the resetting of distribution rates for our utilities resulted in strong year over year financial results. The extremely mild winter last year resulted in the warmest year on record. We continue to see remarkable growth in our gas business. We added and converted over 2,000 gas customers in 2012, which is up 50% from 2011. This year we plan to continue to build on this growth initiative by targeting 4,000 gas customer additions and conversions, or double the activity from 2012.”

Natural gas sales margins were $76.2 million in 2012, or an increase of $8.3 million compared to 2011, reflecting higher gas distribution rates and new customer growth, partially offset by lower gas therm sales, principally in the first quarter of 2012, due to mild winter weather. Also, gas margins in 2011 include the one-time recovery of $4.5 million in Purchased Gas costs that had been charged off in a prior period. Based on weather data collected in the Company’s service areas, there were 16% fewer Heating Degree Days in 2012 compared to normal. Weather-normalized gas therm sales (excluding decoupled sales) in 2012 are estimated to be approximately 3% higher compared to 2011. Approximately 11% of natural gas therm sales are decoupled and changes in these sales due to the weather do not affect sales margins.

Electric sales margins were $71.9 million in 2012, or an increase of $4.3 million compared to 2011, reflecting higher electric distribution rates and new customer growth, partially offset by lower electric kilowatt hour (kWh) sales, principally in the first quarter of 2012, due to mild winter weather. Weather-normalized electric kWh sales (excluding decoupled sales) in 2012 are estimated to be approximately the same compared to 2011. Approximately 27% of electric kWh sales are decoupled and changes in these sales due to the weather do not affect sales margins.

Usource, the Company’s non-regulated energy brokering business, recorded revenues of $5.5 million in 2012, on par with 2011. Usource’s revenues are primarily derived from fees and charges billed to suppliers as customers take delivery of energy from these suppliers under term contracts brokered by Usource.

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6 Liberty Lane West

Hampton, New Hampshire 03842

www.unitil.com

Ph: 603-772-0775 Fax: 603-773-6605

Operation and Maintenance (O&M) expenses increased $5.5 million in 2012 compared to 2011. The change in O&M expenses reflects higher utility operating costs of $3.7 million, higher employee compensation and benefit costs of $0.5 million, and higher professional fees of $0.3 million. The increase in utility operating costs in 2012 compared to 2011 includes an increase of $2.6 million in new spending on vegetation management and electric reliability enhancement programs of which approximately $1.8 million is recovered through cost tracker rate mechanisms that result in corresponding and offsetting increase in revenue. The increase in O&M costs in 2012 over the prior year also reflects lower O&M expenses recorded in the first quarter of 2011 due to the receipt of a non-recurring insurance payment of $1 million.

Depreciation and Amortization expense increased $5.8 million in 2012 compared to 2011 principally reflecting normal utility plant additions and amortization of regulatory assets.

Local Property and Other Taxes increased $1.0 million in 2012 compared to 2011, reflecting higher local property taxes on higher levels of utility plant in service.

Federal and State Income Taxes increased $1.0 million in 2012 due to higher pre-tax earnings in 2012 compared to 2011.

Interest Expense, net decreased $2.3 million in 2012 compared to 2011 primarily reflecting lower interest rates and lower borrowing balances as a result of the equity offering in 2012 as well as the recognition of a non-recurring pre-tax charge, in 2011, against interest income of $1.8 million to charge-off previously accrued carrying costs that were disallowed for rate recovery.

Selected financial data for 2012 and 2011 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Per Share data)(Unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2012	2011	Change	2012	2011	Change
Gas Therm Sales:
Residential	8.8	7.2	22.2%	34.8	37.7	(7.7%)
Commercial/Industrial	39.5	35.1	12.5%	146.5	149.2	(1.8%)

Total Gas Therm Sales	48.3	42.3	14.2%	181.3	186.9	(3.0%)

Electric kWh Sales:
Residential	154.9	152.7	1.4%	677.7	682.8	(0.7%)
Commercial/Industrial	232.0	233.1	(0.5%)	976.1	999.3	(2.3%)

Total Electric kWh Sales	386.9	385.8	0.3%	1,653.8	1,682.1	(1.7%)

Gas Revenues	$53.4	$46.9	$6.5	$160.6	$159.2	$1.4
Purchased Gas	28.3	21.8	6.5	84.4	91.3	(6.9)

Gas Sales Margin	25.1	25.1	—	76.2	67.9	8.3
Electric Revenues	44.0	46.5	(2.5)	187.0	188.1	(1.1)
Purchased Electricity	24.8	28.7	(3.9)	115.1	120.5	(5.4)

Electric Sales Margin	19.2	17.8	1.4	71.9	67.6	4.3
Usource Sales Margin	1.4	1.3	0.1	5.5	5.5	—

Total Sales Margin:	45.7	44.2	1.5	153.6	141.0	12.6

Operation & Maintenance Expenses	14.3	13.2	1.1	57.0	51.5	5.5
Depreciation, Amortization, Taxes & Other	18.2	16.6	1.6	60.4	52.8	7.6
Interest Expense, net	4.2	4.4	(0.2)	18.1	20.4	(2.3)

Earnings Applicable to Common Shareholders:	$9.0	$10.0	$(1.0)	$18.1	$16.3	$1.8

Earnings Per Share	$0.66	$0.92	$(0.26)	$1.43	$1.50	$(0.07)

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At its January 2013 meeting, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. Unitil paid common dividends of $1.38 per share in 2012.

The Company’s results are expected to reflect the seasonal nature of its natural gas businesses. Accordingly, the Company expects that results of operations will be positively affected during the first and fourth quarters, when sales of natural gas are typically higher and negatively affected during the second and third quarters, when gas operating expenses usually exceed sales margins in those periods.

The Company will hold a quarterly conference call to discuss fourth quarter and full year 2012 results on Wednesday, January 30, 2013, at 3:30 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil Corporation’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 101,700 electric customers and 73,700 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com